SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1998

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from _________ to __________

                            Commission File # 1-4252


                       UIC 401(K) RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                          UNITED INDUSTRIAL CORPORATION
        (Name of the issuer of the securities held pursuant to the plan)


                          United Industrial Corporation
                              570 Lexington Avenue
                            New York, New York 10022
                     (Address of principal executive office)

                              REQUIRED INFORMATION

Item 4.
-------

         The financial statements and schedules of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 1998 (attached).



Exhibits
-------

23.1      Consent of Ernst & Young LLP.

                                 AUDITED FINANCIAL STATEMENTS
                                 AND SUPPLEMENTAL SCHEDULES


                                 UIC 401(K) RETIREMENT
                                 SAVINGS PLAN



                                 Years ended December 31, 1998 and 1997
                                 with Report of Independent Auditors

                       UIC 401(k) Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedules


                     Years ended December 31, 1998 and 1997


                                    CONTENTS


Report of Independent Auditors...........................................1

Audited Financial Statements

Statements of Net Assets Available forBenefits...........................2
Statements of Changes in Net Assets Available forBenefits................3
Notes to Financial Statements............................................4

Supplemental Schedules

Line27a--Schedule of AssetsHeld for Investment Purposes.................12
Line27d--Schedule of Reportable Transactions............................13

                         Report of Independent Auditors


Administrative Committee
UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UIC 401(k) Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                     /s/ Ernst & Young LLP


Baltimore Maryland
May 28, 1999

                       UIC 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                                   DECEMBER 31
                                                                             1998              1997
                                                                       ------------------------------------
ASSETS
Investments, stated at fair value:
   Cash                                                                $       14,308     $       18,894
   Fidelity Magellan Fund                                                  38,403,907         29,569,273
   Fidelity Managed Income Portfolio                                       18,921,786         18,245,430
   Fidelity Retirement Government Money Market Fund                         2,264,569          1,776,549
   Fidelity Growth & Income Fund                                           18,374,335         14,254,151
   Fidelity Contrafund                                                     10,069,014          8,190,740
   Fidelity Investment Grade Bond Fund                                      1,488,388            754,347
   United Industrial Corporation Common Stock                                 721,297            801,651
   Templeton Foreign A Fund                                                   311,828                  -
   Invesco Total Return Fund                                                  434,338                  -
   Fidelity Low Priced Stock Fund                                             607,929                  -
   Spartan US Equity Index Fund                                             1,235,645                  -
   Participant loans                                                        2,037,716          1,707,539
                                                                       ------------------------------------
Total investments                                                          94,885,060         75,318,574
                                                                       ------------------------------------
Net assets available for benefits                                       $  94,885,060      $  75,318,574
                                                                       ====================================


See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                             YEAR ENDED DECEMBER 31
                                                                             1998              1997
                                                                       ------------------------------------
ADDITIONS
Employee contributions                                                   $   5,354,917    $    5,138,123
Employer contributions                                                       1,878,406         1,491,546
Rollover contributions                                                         312,671           135,149

Investment income:
   Fidelity Magellan Fund                                                    1,785,532         1,931,746
   Fidelity Managed Income Portfolio                                         1,044,674         1,089,631
   Fidelity Retirement Government Money Market Fund                             98,619            83,322
   Fidelity Growth & Income Fund                                               987,918           653,678
   Fidelity Contrafund                                                         741,751           767,190
   Fidelity Investment Grade Bond Fund                                          73,397            39,013
   United Industrial Corporation Stock Fund                                     31,745            20,466
   Templeton Foreign A Fund                                                     30,540                 -
   Invesco Total Return Fund                                                    18,795                 -
   Fidelity Low Priced Stock Fund                                               49,758                 -
   Spartan US Equity Index Fund                                                 14,655                 -
   Interest on loans to participants                                           181,391           159,329
                                                                       ------------------------------------
Total investment income                                                      5,058,775         4,744,375
                                                                       ------------------------------------
                                                                            12,604,769        11,509,193

DEDUCTIONS
Withdrawals                                                                 (5,649,872)       (6,606,396)

Net realized and unrealized appreciation in aggregate fair value
   of investments                                                           12,611,589         8,028,130
                                                                       ------------------------------------
Net increase                                                                19,566,486        12,930,927
Net assets available for benefits at beginning of year                      75,318,574        62,387,647
                                                                       ------------------------------------
Net assets available for benefits at end of year                        $   94,885,060     $  75,318,574
                                                                       ====================================

See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1998


1. SIGNIFICANT ACCOUNTING POLICIES

Investments in mutual funds are reported at current redemption value. The United Industrial Corporation Common Stock is reported at fair value, based on published market prices. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

The change in the difference between cost and fair value is reflected in the statements of changes in net assets available for benefits as net unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized gain or loss on investments is the difference between the proceeds and the specific cost of the investments.

Rollover contributions represent transfers from other qualified retirement plans.

Administrative expenses associated with the UIC 401(k) Retirement Savings Plan (the "Plan"), including the amount paid to Fidelity Management Trust Co. for acting as custodian of the investments of the Plan, were paid by United Industrial Corporation (the "Company") in 1998 and 1997.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to current year presentation.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. Contributions are made by employees through payroll deductions and submitted to Fidelity Management Trust Company Cash Reserve Fund, then subsequently deposited in the investment option account(s) selected by the employee. The Company matches employees' contributions in an amount equal to the lesser of 50% of salary deferrals or 4% of Compensation, as defined in the Plan Document. Effective January 1, 1998, the Plan was amended to repeal the profit sharing provision of employer contributions.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions on the statement of changes in net assets available for benefits for the year ended December 31, 1998 include approximately $350,000 of profit sharing contributions related to 1997. Employer contributions are vested after five years of service. The Company is the named fiduciary which controls and manages the operations of the Plan and acts as Administrator.

All employees aged 21 or more who have completed one year of continuous employment, consisting of at least 1,000 hours, with the Company (including its participating subsidiaries) are eligible to participate in the Plan. Participating employees contribute to the Plan through payroll deductions in amounts ranging from 2% to 15% of their earnings up to the annual IRS limit. Contributions to the Plan are invested in the available investment options in accordance with the participants' elections. All employee contributions to the Plan are immediately vested.

The Company has the right to terminate the Plan at any time. In the event of a termination, the participants accounts shall be distributed to them in cash or in property or in any combination of cash and property.

Additional information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description of the UIC 401(k) Retirement Savings Plan. Copies are available from the Human Resources Department of the Company.

3. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. RECONCILIATION TO FORM 5500

Total Plan earnings on investments, as reported on Form 5500 lines 32 b (1) through (10), has been reported as Net realized and unrealized appreciation in aggregate fair value of investments and as investment income in the accompanying financial statements.

                       UIC 401(k) Retirement Savings Plan

5. STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                   DECEMBER 31, 1998
                                                 FIDELITY
                                  FIDELITY      RETIREMENT                                     FIDELITY
                    FIDELITY      MANAGED       GOVERNMENT      FIDELITY                      INVESTMENT        UIC
                    MAGELLAN       INCOME      MONEY MARKET     GROWTH &        FIDELITY    GRADE BOND FUNDCOMMON STOCK
                      FUND       PORTFOLIO         FUND        INCOME FUND     CONTRAFUND                      FUND       LOAN FUND
                  ------------------------------------------------------------------------------------------------------------------
Investments at
 fair value:
Cash                $         -   $         -    $        -    $        -      $         -      $       -     $  14,308   $       -
Mutual Funds         38,403,907    18,921,786     2,264,569    18,374,335       10,069,014      1,488,388             -           -
UIC Common Stock              -             -             -             -                -              -       721,297           -
Participant loans             -             -             -             -                -              -             -    2,037,716
                  ------------------------------------------------------------------------------------------------------------------
Net assets
  available for
  benefits          $38,403,907   $18,921,786    $2,264,569    $18,374,335     $10,069,014      $1,488,388    $ 735,605   $2,037,716
                  ==================================================================================================================



                                                                   DECEMBER 31, 1997
                                                 FIDELITY
                                  FIDELITY      RETIREMENT                                     FIDELITY
                    FIDELITY      MANAGED       GOVERNMENT      FIDELITY                      INVESTMENT        UIC
                    MAGELLAN       INCOME      MONEY MARKET     GROWTH &        FIDELITY    GRADE BOND FUNDCOMMON STOCK
                      FUND       PORTFOLIO         FUND        INCOME FUND     CONTRAFUND                      FUND       LOAN FUND
                  ------------------------------------------------------------------------------------------------------------------
Investments at
 fair value:
Cash                $         -  $          -    $        -    $         -      $        -     $       -      $  18,894  $        -
Mutual Funds         29,569,273    18,245,430     1,776,549     14,254,151       8,190,740       754,347              -           -
UIC Common Stock              -             -             -              -               -             -        801,651           -
Participant loans             -             -             -              -               -             -              -   1,707,539
                  ------------------------------------------------------------------------------------------------------------------
Net assets
  available for
  benefits          $29,569,273  $ 18,245,430    $1,776,549    $14,254,151      $8,190,740      $754,347       $820,545  $1,707,539
                  ==================================================================================================================


                       UIC 401(k) Retirement Savings Plan

5. STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (CONTINUED)

                                                        DECEMBER 31, 1998

                                                           FIDELITY        SPARTAN
                              TEMPLETON     INVESCO       LOW PRICED         US
                               FOREIGN       TOTAL          STOCK          EQUITY
                               A FUND     RETURN FUND        FUND        INDEX FUND        TOTAL
                            --------------------------------------------------------------------------
Investments at fair value:
Cash                          $         -   $         -    $        -    $        -     $   14,308
Mutual Funds                      311,828       434,338       607,929     1,235,645     92,111,739
UIC Stock                               -             -             -             -        721,297
Participant loans                       -             -             -             -      2,037,716
                            --------------------------------------------------------------------------
Net assets available for
     benefits                 $   311,828   $   434,338    $  607,929    $1,235,645     $94,885,060
                            ==========================================================================


                                                        DECEMBER 31, 1997

                                                           FIDELITY        SPARTAN
                              TEMPLETON     INVESCO       LOW PRICED         US
                               FOREIGN       TOTAL          STOCK          EQUITY
                               A FUND     RETURN FUND        FUND        INDEX FUND        TOTAL
                            --------------------------------------------------------------------------
Investments at fair value:
Cash                          $         -  $          -    $        -    $         -    $    18,894
Mutual Funds                            -             -             -              -     72,790,490
UIC Common Stock                        -             -             -              -        801,651
Participant loans                       -             -             -              -      1,707,539
                            --------------------------------------------------------------------------
Net assets available for
   benefits                   $         -  $          -    $        -    $         -    $75,318,574
                            ==========================================================================

                       UIC 401(k) Retirement Savings Plan

6. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                              YEAR ENDED DECEMBER 31, 1998
                     --------------------------------------------------------------------------------------------------------------
                                                    FIDELITY
                                     FIDELITY      RETIREMENT                                  FIDELITY
                       FIDELITY       MANAGED      GOVERNMENT      FIDELITY                   INVESTMENT      UIC
                       MAGELLAN       INCOME          MONEY        GROWTH &      FIDELITY     GRADE BOND     COMMON
                         FUND        PORTFOLIO     MARKET FUND   INCOME FUND    CONTRAFUND       FUND      STOCK FUND   LOAN FUND
                     --------------------------------------------------------------------------------------------------------------
ADDITIONS
Employee
 contributions        $ 1,659,799    $   945,008      $  189,532    $1,240,480   $ 747,702      $ 155,534    $105,693    $       -
Employer
 contributions            559,744        366,030         121,435       397,542     256,341         69,440      34,567            -
Rollover
 contributions             79,483         25,444          44,473        35,743      41,806         23,988       5,787            -
Investment income       1,785,532      1,044,674          98,619       987,918     741,751         73,397      31,745      181,391
                     --------------------------------------------------------------------------------------------------------------
                        4,084,558      2,381,156         454,059     2,661,683   1,787,600        322,359     177,792      181,391

DEDUCTIONS
Withdrawals            (2,000,196)    (1,152,624)       (403,846)   (1,431,990)   (462,120)      (62,452)     (35,086)     (63,621)

Net realized and
   unrealized
   (depreciation)
   appreciation in
   aggregate fair
   value of
   investments           7,889,470             -               -     3,055,444   1,685,557          17,705    (55,287)           -

Interfund transfers     (1,139,198)      (552,176)       437,807      (164,953) (1,132,763)        456,429   (172,359)     212,407
                     --------------------------------------------------------------------------------------------------------------
Net increase
  (decrease)            8,834,634         676,356        488,020     4,120,184   1,878,274         734,041    (84,940)     330,177
Net assets available
   for benefits at
   beginning of year   29,569,273      18,245,430      1,776,549    14,254,151   8,190,740        754,347     820,545    1,707,539
                     --------------------------------------------------------------------------------------------------------------
Net assets available
   for benefits at
   end of year        $38,403,907     $18,921,786     $2,264,569   $18,374,335 $10,069,014     $1,488,388    $735,605   $2,037,716
                     ==============================================================================================================


                       UIC 401(k) Retirement Savings Plan

6. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (CONTINUED)

                                                    YEAR ENDED DECEMBER 31, 1998
                              --------------------------------------------------------------------------
                                TEMPLETON       INVESCO        FIDELITY       SPARTAN
                                 FOREIGN         TOTAL        LOW PRICED     US EQUITY
                                  A FUND      RETURN FUND     STOCK FUND     INDEX FUND       TOTAL
                              ---------------------------------------------------------------------------
ADDITIONS
Employee contributions          $    42,759    $    45,176      $   91,728    $  131,506   $ 5,354,917
Employer contributions               10,990         12,889          19,469        29,959     1,878,406
Rollover contributions                3,604          7,208           7,208        37,927       312,671
Investment income                    30,540         18,795          49,758        14,655     5,058,775
                              ---------------------------------------------------------------------------
                                     87,893         84,068         168,163       214,047    12,604,769

DEDUCTIONS
Withdrawals                            (794)       (25,251)          (7,635)       (4,257)   (5,649,872)

Net realized and unrealized
   (depreciation)
   appreciation in aggregate
   fair value of investments        (61,537)        12,467         (76,576)      144,346      12,611,589

Interfund transfers                 286,266        363,054         523,977       881,509             -
                              ---------------------------------------------------------------------------
Net increase                        311,828        434,338         607,929     1,235,645      19,566,486
Net assets available for
   benefits at beginning of
   year                                   -              -               -             -      75,318,574
                              ---------------------------------------------------------------------------
Net assets available for
   benefits at end of year      $   311,828    $   434,338      $  607,929    $1,235,645   $  94,885,060
                              ===========================================================================

                       UIC 401(k) Retirement Savings Plan

6. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (CONTINUED)

                                                                              YEAR ENDED DECEMBER 31, 1997
                              --------------------------------------------------------------------------------------
                                                              FIDELITY
                                               FIDELITY      RETIREMENT                                  FIDELITY
                                 FIDELITY       MANAGED      GOVERNMENT      FIDELITY                   INVESTMENT
                                 MAGELLAN       INCOME          MONEY        GROWTH &      FIDELITY     GRADE BOND
                                   FUND        PORTFOLIO     MARKET FUND   INCOME FUND    CONTRAFUND       FUND
                              --------------------------------------------------------------------------------------
ADDITIONS
Employee contributions          $ 1,711,164   $ 1,125,415      $  198,524   $ 1,161,161  $  738,627       $131,652
Employer contributions              474,114       339,193         104,766       301,981     207,041         43,912
Rollover contributions               48,493           261          11,900        49,131      24,639            725
Investment income                 1,931,746     1,089,631          83,322       653,678     767,190         39,013
                              --------------------------------------------------------------------------------------
                                  4,165,517     2,554,500         398,512     2,165,951   1,737,497        215,302

DEDUCTIONS
Withdrawals                      (2,897,011)   (2,094,884)       (214,493)     (827,567)   (459,255)       (29,029)

Net realized and unrealized
   appreciation in aggregate
   fair value of investments      4,536,295             -               -     2,518,129     613,067         16,639

Interfund transfers              (1,366,404)     (883,327)         60,031       878,604   1,115,982         69,918
                              --------------------------------------------------------------------------------------
Net increase (decrease)           4,438,397      (423,711)        244,050     4,735,117   3,007,291        272,830
Net assets available for
   benefits at beginning of      25,130,876    18,669,141       1,532,499     9,519,034   5,183,449        481,517
   year
                              --------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year      $29,569,273   $18,245,430      $1,776,549   $14,254,151  $8,190,740       $754,347
                              ======================================================================================

TABLE CONTINUED......

                              ----------------------------------------
                                  UIC
                                 COMMON
                               STOCK FUND   LOAN FUND       TOTAL
                              ----------------------------------------
ADDITIONS
Employee contributions          $  71,580    $       -    $ 5,138,123
Employer contributions             20,539            -      1,491,546
Rollover contributions                  -            -        135,149
Investment income                  20,466      159,329      4,744,375
                              ----------------------------------------
                                  112,585      159,329     11,509,193

DEDUCTIONS
Withdrawals                       (29,037)     (55,120)    (6,606,396)

Net realized and unrealized
   appreciation in aggregate
   fair value of investments      344,000            -      8,028,130

Interfund transfers                75,225       49,971              -
                              ----------------------------------------
Net increase (decrease)           502,773      154,180     12,930,927
Net assets available for
   benefits at beginning of       317,772    1,553,359     62,387,647
   year
                              ----------------------------------------
Net assets available for
   benefits at end of year       $820,545   $1,707,539    $75,318,574
                              ========================================

                       UIC 401(k) Retirement Savings Plan

7. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addressed internal systems that must be modified or replaced to function properly. Both internal and external resources were utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by September 1999. Costs associated with modifying software and equipment were not significant and were paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid-year 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                       UIC 401(k) Retirement Savings Plan

                                 EIN:95-2081809
                                   Plan # 002

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                      DESCRIPTION                               CURRENT
              IDENTITY OF ISSUE                      OF INVESTMENT              COST             VALUE
-------------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company Cash
   Reserve Fund                                                            $        14,308  $        14,308

Fidelity Magellan Fund                                317,860 Shares            25,523,741       38,403,907

Fidelity Managed Income Portfolio                  18,921,785 Shares            18,921,785       18,921,786

Fidelity Retirement Government Money Market
   Fund                                             2,264,569 Shares             2,264,569        2,264,569

Fidelity Growth & Income Fund                         400,836 Shares            12,299,121       18,374,335

Fidelity Contrafund                                   177,303 Shares             7,842,264       10,069,014

Fidelity Investment Grade Bond Fund                   201,406 Shares             1,458,881        1,488,388

United Industrial Corporation Common Stock
                                                       73,508 Shares               631,003          721,297

Templeton Foreign A Fund                               37,167 Shares               367,189          311,828

Invesco Total Return Fund                              13,850 Shares               421,687          434,338

Fidelity Low Priced Stock Fund                         26,605 Shares               669,650          607,929

Spartan US Equity Index Fund                           28,108 Shares             1,098,235        1,235,645

Participant loans                              Interest rates from 7%
                                                 to 14.5%; maturities
                                                 to October, 2012
                                                                                         -        2,037,716
                                                                          -----------------------------------
Total assets held for investment purposes                                     $ 71,498,125     $ 94,885,060
                                                                          ===================================

                       UIC 401(k) Retirement Savings Plan

                                 EIC: 95-2081809
                                   Plan # 002

                  Line 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1998


                                                                 TOTAL DOLLAR VALUE                 TOTAL DOLLAR
IDENTITY OF PARTY                                  NUMBER OF             OF               NUMBER      VALUE OF
INVOLVED                   DESCRIPTION OF ASSETS   PURCHASES          PURCHASES          OF SALES       SALES          NET GAIN
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------
Fidelity Investments       Magellan Fund                 214           $5,902,855           173       $4,957,690      $1,084,886



Fidelity Investments       Contrafund                    190            2,913,037           125       2,720,319          453,518



Fidelity Investments       Growth & Income Fund          201            4,267,276           140       3,202,536          786,246



Fidelity Investments       Managed Income Portfolio      184            4,936,804           176       4,260,449                -



There were no category (i), (ii) or (iv) reportable transactions during 1998.


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 25th day of June, 1999.



                                         By: /s/ James H. Perry
                                             --------------------------------
                                             James H. Perry
                                             Committee Member

                                  EXHIBIT INDEX




Exhibit No.                         Description
-----------                         -----------

23.1                                Consent of Independent Auditors